Exhibit 4.66

Equity Transfer Agreement

BEIJING BIG CLOUD NETWORK TEC CO, LTD.

and

JINAN YUANTEL COMMUNICATIONS TECHNOLOGY PARTNERSHIP (LIMITED PARTNERSHIP)

February 2019

PARTY A (TRANSFEROR): BEIJING BIG CLOUD NETWORK TEC CO., LTD.

Address: Building B23-A, BOE Universal Business Park, No. 10 Jiuxianqiao Road, Chaoyang District, Beijing City

Legal Representative: Lei Wang

PARTY B (TRANSFEREE) : JINAN YUANTEL COMMUNICATIONS TECHNOLOGY PARTNERSHIP (LIMITED PARTNERSHIP)

Address: Room 1-1003, Building 8, Area 1, Lashannanyuan Community, Huaiyin District, Jinan City

Managing Partner: Lei Wang

WHEREAS:

On February 14, 2019, Party A and Jinggangshan Leiyi Venture Capital Partnership (Limited Partnership) signed the Equity Transfer Agreement concerning 45% equity of YuanTel (Beijing) Investment Management Co.,Ltd. (hereinafter referred to as “Yuantel Investment”). The investor acquired 45% equity of Yuantel Investment held by Party A for RMB 83.7 million yuan. The total value of Yuantel Investment in the related equity transactions is RMB 186 million yuan;

Party B is a limited partnership established by Yuantel Investment management team and the actual operation manager of Yuantel Investment, which signed Memorandum of Understanding of Equity Transfer and Incentive with Party A and related Parties about searching for investors to acquire 45% equity of Yuantel Investment held by Party A.

According to the Corporations Law of the People’s Republic of China and other related laws and regulations, Party A and Party B hereby clarify respective rights and obligations of each other, and reached an agreement as follows:

Article 1 Definition

The following terms have the following definitions in this Agreement:

1.	Target Equity: 10% equity of YuanTel (Beijing) Investment Management Co.,Ltd (hereinafter referred to as “Yuantel Investment “) held by Party A.

Completion of the Change of Industrial and Commercial Registration: Party A shall assist Party B to handle the Change of Industrial and Commercial Registration; it is deemed that the changes to the Industrial and Commercial Registration are completed when the public recording of the Industrial and Commercial Administrative Bureau has been changed to Party B being wholly controlled and held by Yuantel Investment and also when the corresponding changes have been made to the director roster, legal representative, directors and the supervisory board.

Article 2 Transfer of Target Equity

1.	Through friendly negotiation of Parties, Party A agrees to transfer the Target Equity to Party B in accordance with the terms of this Agreement, and Party B agrees to purchase the Target Equity held by Party A in accordance with the terms of this Agreement.

2.	Party A and Party B confirm that the Target Equity, transferred from Party A and accepted by Party B, is the equity corresponding to the equity of Yuantel Investment previously held by Party A, including all rights of shareholders of the company as stipulated in the Articles of Association and relevant laws, such as ownership, profit distribution right and asset distribution right corresponding to the equity held by Party A.

Article 3 Transfer Price

Transfer Price: The Parties agree to transfer the Target Equity at the price of RMB 10 yuan.

Article 4 Change of Industrial and Commercial Registration of the Target Equity

1.	Party A and Party B shall begin to go through the Change of Industrial and Commercial Registration procedures of the Target Equity after the following conditions are reached, and both Parties shall assist and cooperate with each other:

a) The relevant obligations concerning 45% equity of Yuantel Investment that are described in the Equity Transfer Agreement signed between Party A and Jinggangshan Leiyi Venture Capital Partnership (Limited Partnership) on February 14, 2019 have been fulfilled, and the Change of Industrial and Commercial Registration of 45% equity of Yuantel Investment held by Party A shall start.

2.	Party A and Party B shall bear the taxes and fees arising from the Equity Transfer hereunder in accordance with national laws.

3.	In order to simplify the process of Industrial and Commercial Registration, both Parties may adopt the simplified version of the Equity Transfer Agreement when handling the Change of Industrial and Commercial Registration. In case of any inconsistency between the simplified version Agreement and this version Agreement, this Agreement shall prevail.

Article 5 Representations and Warranties of Party A

1.	Party A has the full right to dispose of the Target Equity. There is no mortgage, pledge, lien, right of limitation, priority, third party right or interest, no other security or security interest, or any form of prioritization. After Party B obtains the Target Equity, it will not be pursued by any third party, and there is no judicial administrative authority that has made any restrictive ruling or decision on transfer of equity by Party A.

2.	Party A’s transfer of equity hereunder does not violate the prohibition or restrictive provisions of laws, administrative regulations and relevant government authorities, and has obtained legal authorization to enter into this Agreement.

Article 6 Promises and Warranties of Party B

Party B shall meet the conditions for receiving the Target Equity as stipulated by law before handling the registration of equity change. The equity transfer will not be affected by the restrictions of Party B’s own conditions.

Article 7 Liability for Breach of Contract

Any Party breaches the representations, warranties and other obligations made hereunder, shall assume the corresponding liability for breach of contract to the other Party.

Article 8 Force Majeure

In the event that the transfer of the Target Equity under this Agreement cannot be completed due to unforeseeable, uncontrollable, unavoidable or insurmountable reasons, including but not limited to natural disasters, wars, strikes, changes in policies and regulations of the government and competent authorities, neither Party shall assume the liability for breach of contract. The specific solution shall be negotiated by both Parties.

Article 9 Application of Law and Dispute Resolution

1.	The formation, validity, interpretation, performance and dispute settlement of this Agreement are governed by the laws of the People’s Republic of China

2.	Any dispute arising from the performance of this Agreement shall be settled by both Parties through friendly negotiation. If no agreement can be reached, either Party can file a lawsuit in Beijing Chaoyang District People’s Court.

Article 10 Effectiveness and Alteration of the Agreement

1.	The Agreement shall become effective upon being sealed by both Parties.

2.	If the Equity Transfer Agreement concerning of 45% equity of Yuantel Investment signed by Party A and relevant Parties on February 14, 2019 fails to be fully implemented, this Agreement shall become null and void automatically.

3.	For matters not covered herein, the Parties hereto shall enter into a supplementary agreement as an appendix. The supplementary agreement shall have the same legal effect as this Agreement upon execution by both Parties.

This Agreement shall be made in quadruplicate, each Party holding one copy and the other two copies to be submitted to the relevant authorities for registration.

(No text below, the signing page of this Agreement)

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Party A: (Transferor): Beijing Big Cloud Network Tec Co., Ltd.

/s/ Lei Wang
Lei Wang, its Legal Representative

Party B (Transferee) : Jinan Yuantel Communications Technology Partnership (Limited Partnership)

/s/ Lei Wang
Lei Wang, its Managing Partner

Signing Date: February 28, 2019